ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

TRACK GROUP, INC.

Pursuant to and in accordance with the provisions of Section 16-10a-1006 of the Utah Revised Business Corporation Act, as amended, (the “Act”), the undersigned, being the duly elected and acting Secretary of Track Group, Inc., a Utah corporation (the “Corporation”) hereby declares and certifies as follows:

1.           The name of the Corporation is Track Group, Inc.

2.           In accordance with section 16-10a-1003 of the Act, a majority of the Corporation’s shareholders entitled to vote at an Annual Meeting or Special Meeting of the shareholders of the Corporation, but acting by written consent, approved the following amendment to the Articles of Incorporation on December 15, 2015, as heretofore amended:

FIRST: The first paragraph of "Article III, Capital Stock," is hereby amended by substituting the following paragraph in its place:

"The Corporation is authorized to issue two classes of shares to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of Common Stock authorized to be issued is thirty million (30,000,000) and the total number of shares of Preferred Stock authorized to be issued is twenty million (20,000,000). The Common Stock and the Preferred Stock shall each have a par value of $0.0001 per share."

3.           The amendment specified above was adopted as of December 12, 2015 by the Board of Directors of the Corporation acting by unanimous written consent.

IN WITNESS WHEREOF, this Amendment to the Articles of Incorporation of the Corporation is executed this 23rd day of February, 2016.

Track Group, Inc., a Utah corporation

By: /s/ Gordon O. Jesperson
Gordon O. Jesperson, Corporate Secretary